UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001- 32944

TALEN ENERGY SUPPLY, LLC

(Exact name of registrant as specified in its charter)

835 Hamilton Street, Suite 150

Allentown, PA 18101-1179

(888) 211-6011

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.500% Senior Notes due 2025

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports: (1)

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

(1)	In 2015, Talen Energy Supply, LLC (the “Company”) registered the 6.500% Senior Notes due 2025 (the “Securities”) under the Securities Act of 1933, as amended, pursuant to a Form S-4 declared effective by the Securities Exchange Commission (the “Commission”). Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15 of the Exchange Act was suspended commencing with the fiscal year beginning January 1, 2016, because the Securities were held of record by less than 300 persons as of that date. The Company has nevertheless continued to file Exchange Act reports with the Commission on a voluntary basis. The Company is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the Commission under Section 15 of the Exchange Act.

Approximate number of holders of record as of the certification or notice date:

6.500% Senior Notes due 2025	58

Pursuant to the requirements of the Securities Exchange Act of 1934, Talen Energy Supply, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 20, 2017

TALEN ENERGY SUPPLY, LLC

By:	/s/ Thomas G. Douglass, Jr.
Name:	Thomas G. Douglass, Jr.
Title:	General Counsel and Secretary